EXHIBIT 3

                BOLERO INVESTMENT GROUP ANNOUNCES SHAREHOLDER
                 RESOLUTION TO SELL JACKPOT ENTERPRISES, INC.

                      INVESTORS HOLD 5.0% OF JACKPOT SHARES

MIAMI, FL., FEBRUARY 3, 1998 - Bolero Investment Group, L.P. and its General Partner, Kenneth W. Pavia, Sr. have announced their intent to present the following resolution at Jackpot Enterprises, Inc.'s 1998 annual shareholders' meeting:

      RESOLVED, that the shareholders hereby inform the Board of Directors that it is the desire of the shareholders that the Board of Directors immediately take the necessary steps to achieve a sale, merger or other acquisition of the Company on terms that will maximize shareholder value as promptly as possible.

Mr. Pavia, in a letter to Mr. Don Kornstein, CEO of Jackpot, states that the company appears to lack a strategic plan in addressing the challenges confronting the company. Mr. Pavia also reiterated his belief, based on industry and market factors, that Jackpot's highest and best use would be as a division of a larger company, a private company, or as a consolidated member of a strategic alliance.

In addition to the foregoing, Mr. Pavia offered a number of reasons that may have contributed to the under-valuation of the company's stock, including management's inability to make an acquisition; the accumulation of cash under the mistaken belief that the retention of same somehow make it more valuable; and the inability of the company to divest itself of its casino operations.